Exhibit 99.1
PRESS RELEASE

NANOBIOTIX PROVIDES SECOND QUARTER OPERATIONAL AND FINANCIAL UPDATE

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Presented updated results from priority pathways in head and neck cancer and immunotherapy for potential first-in-class radioenhancer NBTXR3 at 2021 Annual Meeting of The American Society for Clinical Oncology

•	Established new strategic partnership with LianBio to develop and commercialize NBTXR3 across tumor types and therapeutic combinations in China and other Asian markets
•	Strengthened global leadership team through the appointment of Dr. Gary Phillips as Chairman of the Nanobiotix Supervisory Board and Bart Van Rhijn as Chief Financial Officer
•	Reported €102.3 million in cash, cash equivalents, and short-term investments as of June 30, 2021

Paris, France; Cambridge, Massachusetts (USA); July 20, 2021 - NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced operational progress and cash position (unaudited) for the second quarter of 2021.

Second Quarter Financial Updates

Nanobiotix reported total revenue for the six-month period ended June 30, 2021 of €9.7k. Revenue for the first half of 2021 was primarily driven by cross charges related to the Company’s previous collaboration with PharmaEngine, Inc., during the first quarter 2021. Nanobiotix did not generate any revenue during the second quarter of 2021. Revenue for the second quarter and first half of 2020 amounted to €13.4k and €36.9k respectively.

Nanobiotix reported cash, cash equivalents, and short-term investments totaling €102.3 million as of June 30, 2021, compared to €107.1 million as of March 31, 2021. This amount includes the €16.5 million ($20.0 million) upfront payment associated with the LianBio collaboration announced in May 2021. As previously announced, PharmaEngine was eligible for and received a €2.1 million ($2.5 million) payment following the announcement of Nanobiotix’s collaboration with LianBio and has received €3.4 million ($4.0 million) in conjunction with the completion of various administrative steps in connection with the winding-up of the collaboration. PharmaEngine will be eligible to receive an additional $1.0 million in administrative fees and a final payment of $5 million upon a second regulatory approval of an NBTXR3-containing product.
Nanobiotix plans to report half-year financial results for the six-months ended June 30, 2021, including condensed consolidated financial statements for the period, on September 8, 2021.

Second Quarter Operational Highlights

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Presented Updated Results from Priority Pathways in Head and Neck Cancer and Immunotherapy for Potential First-In-Class Radioenhancer NBTXR3 at 2021 Annual Meeting of The American Society for Clinical Oncology (ASCO):

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Local Control as a Single-Agent for Patients with Head and Neck Cancer: Updated data from Study 102, a phase I study evaluating NBTXR3 as a single agent activated by radiotherapy in locally advanced head and neck squamous cell carcinoma (LA- HNSCC) presented at ASCO further support NBTXR3 administration as feasible, and well-tolerated with a favorable safety profile in highly vulnerable elderly LA-HNSCC patients with high unmet medical needs and significant burden of disease. At a median follow up of 8.1 months, evaluable patients (n=40) demonstrated a high primary tumor ORR of 82.5% and a 62.5% CRR. These results are consistent with those observed in the dose escalation part of the study and suggest durability of efficacy. Nanobiotix plans to launch a pivotal phase III global registration study evaluating NBTXR3 as a single-agent activated by radiotherapy for patients with LA-HNSCC in the second half of 2021.

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Priming Immune Response and Immunotherapy Combination Across Oncology: Updated data from Study 1100, a phase I basket study evaluating NBTXR3 activated by radiotherapy (RT) in combination with nivolumab or pembrolizumab in locoregional recurrent or recurrent metastatic HNSCC, lung metastasis from any primary tumor and/or liver metastasis from any primary tumor showed tumor regression in 76.9% of evaluable patients (n=13) regardless of prior anti-PD-1 exposure. Data from this ongoing study show NBTXR3 plus radiotherapy could potentially stimulate immune response and convert anti-PD-1 non-responders into responders.

•	Formed Strategic Partnership with LianBio to Develop and Commercialize NBTXR3 Across Tumor Types and Therapeutic Combinations in China and other Asian markets:
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LianBio’s cross-border development and commercialization expertise includes strong capabilities in oncology: LianBio will participate in the Nanobiotix global phase III HNSCC registrational study by enrolling 100 patients in China. In addition to the phase III head and neck cancer study, LianBio has committed to enrolling patients in four additional registrational studies conducted by Nanobiotix across indications and therapeutic combinations. Under the terms of the agreement, LianBio will obtain exclusive rights to develop and commercialize NBTXR3 in Greater China, South Korea, Singapore, and Thailand. Nanobiotix received a $20 million upfront payment and is entitled to receive up to an aggregate of $220 million in potential contingent, development and commercialization milestone payments along with tiered, low double-digit royalties based on net sales of NBTXR3 in the licensed territories.

•	Strengthened Board & Leadership Team to Focus Efforts on Advancing Its Global Development Strategy:
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Named Gary Phillips, MD, as the new chairman of the Company’s supervisory board: Dr. Phillips, who is the president and chief executive officer of OrphoMed, Inc., brings decades of experience in the pharmaceutical and healthcare industries where he has led commercial operations, clinical medicine, business strategy, and development functions.

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Appointed Bart Van Rhijn, MBA, as chief financial officer and member of the Company’s executive board: Mr. Van Rhijn brings extensive experience in consultancy, technology, and life sciences industries and joins Nanobiotix after nearly 3 years as chief financial officer at Servier Pharmaceuticals, LLC (Servier US). Prior to Servier US, he held leadership roles in prominent organizations in Europe and North America, including PricewaterhouseCoopers, Philips and Galderma, including Head of Tax, Senior Director of Mergers and Acquisitions, and Head of Finance positions.

Updated Financial Agenda

September 8: Half-Year Corporate and Financial Update
October 20th: Third Quarter Corporate and Financial Update

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About NBTXR3
NBTXR3 is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

NBTXR3 is being evaluated in locally advanced head and neck squamous cell carcinoma (HNSCC) as the primary development pathway. The company-sponsored phase I dose escalation and dose expansion study has produced favorable safety data and early signs of efficacy; and a phase III global registrational study is planned to launch in 2021. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the planned phase III study.

Nanobiotix has also prioritized an Immuno-Oncology development program—beginning with a Company-sponsored phase I clinical study evaluating NBTXR3 activated by radiotherapy in combination with anti-PD-1 checkpoint inhibitors for patients with locoregional recurrent or recurrent/metastatic HNSCC and lung or liver metastases from any primary cancer eligible for anti-PD-1 therapy.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a strategic collaboration strategy with world class partners to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center (MD Anderson) for MD Anderson to sponsor several phase I and phase II studies to evaluate NBTXR3 across tumor types and therapeutic combinations.

About NANOBIOTIX:
Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France. The company also has subsidiaries in Cambridge, Massachusetts (United States), France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The company's resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical and clinical studies and their potential implications, the development and commercialization of NBTXR3, and the execution of the Company’s development and commercialization strategy. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data notwithstanding positive preclinical or early clinical result and the risks associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 7, 2021 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des marchés financiers) under number D.21-0272 on April 7, 2021 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix

Nanobiotix Communications Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Nanobiotix Investor Relations Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com

Media Relations

France – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	US – Porter Novelli Dan Childs +1 (781) 888 5106 dan.childs@porternovelli.com